UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SPORTS SOURCE, INC.
(Exact name of registrant as specified in its corporate charter)

Delaware	333-125131	20-1917956
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Xicheng Industrial Zone of Luoshan, Xinyang
Henan Province, The People’s Republic of China
(Address of principal executive offices)

(86) 27 853-75701
(Issuer’s telephone number)

SPORTS SOURCE, INC.

Sports Source, Inc.
Xicheng Industrial Zone of Luoshan, Xinyang
Henan Province, The People’s Republic of China
Attn: Wang Gui Quan, President

_________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or before October 17, 2006, to holders of record on October 3, 2006, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Sports Source, Inc., a Delaware corporation (“Sports Source” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On October 11, 2006 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Share Exchange”) with Kinfair Holdings Limited, a Hong Kong company (“Kinfair”) and Auto Chance International Limited, a stockholder of Kinfair (the “Stockholder”). On the Closing Date, the Company acquired all of the issued and outstanding capital stock of Kinfair from the Stockholder on a one for one basis in exchange for an aggregate of 7,500,000 newly-issued shares of the Company’s Common Stock (the “Exchange”). The Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Share Exchange resulted in a change in control of the Company. As a result, James Tubbs, the current director of the Company, will resign effective upon the 10th day following the mailing of this Information Statement and four directors of Kinfair will become the new directors of the Company effective upon the 10th day following the mailing of this Information Statement.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of the completion of the Share Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE SHARE EXCHANGE

Under the terms of the Share Exchange: (i) the Company will acquire all of the issued and outstanding capital stock of Kinfair from the Stockholder in exchange for an aggregate of 7,500,000 newly-issued shares of the Company’s Common Stock; and (ii) the exchange will qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Act”) and under the applicable securities laws of the state or jurisdiction where the Stockholder resides.

Agreement of Director to Resign

In connection with entering into the Share Exchange, Mr. Tubbs will resign as director of the Company. The resignation of Mr. Tubbs in his individual capacity as a director of the Company, is effective upon the 10th day following the mailing of this Information Statement.

Upon the 10th day following the mailing of this Information Statement, Chen Si Qiang, Zhou Dian Chang, Mai Xiao Fu and Chen Ran will become directors of the Company. Wang Gui Quan has been added as a director of the Company effective immediately.

BUSINESS

Information concerning the business of the Company and its results of operations and financial condition (including those of Kinfair) are incorporated by reference to its report on Form 8-K, as filed with the SEC on October 13, 2006, and is available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

The Company’s authorized capital stock currently consists of 100,000,000 shares of Common Stock, par value $.001 per share, of which there are 12,640,000 issued and outstanding and 10,000,000 shares preferred stock, par value $.001, of which no shares are issued or outstanding. After the Closing Date, all of the issued and outstanding shares of Kinfair’s common stock will be held by the Company as a result of the Exchange. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company’s Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the Company’s SEC reports.

Common Stock

Holders of shares of the Company’s Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. Prior to the closing of the Exchange, the Company effectuated a 2-1 forward stock split for the issued and outstanding shares of its common stock. The record date for this stock dividend was March 3, 2006 and the payment date was March 6, 2006. The payment of dividends, if any, will be within the discretion of the Company’s Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stockholdings Following the Share Exchange

The following table sets forth each person known by us to be the beneficial owner of five percent or more of Kinfair’s common stock, all directors individually and all directors and officers as a group as of October 11, 2006, after giving effect to the Share Exchange. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner*	Amount of Beneficial Ownership After Closing	Percentage of Class
Auto Chance International Limited	7,500,000	59.34%
Chen Si Qiang(1)	4,772,250	(7)
David Tang	-0-	-0-
Wang Gui Quan(2)	675,000	(7)
Zhou Dian Chang(3)	375,000	(7)
Mai Xiao Fu(4)	1,125,000	(7)
Yang Hong Tao(5)	276,375	(7)
Yu Zhi Yang(6)	276,385	(7)
Chen Ran	-0-	-0-
Li Dong Lai	-0-	-0-
Wu Peng	-0-	-0-
Wang Xiang Fu	-0-	-0-
All Directors and Officers as a Group (9 persons)	7,500,000	59.34%

* Unless otherwise noted, the address is that of the Company’s.

1.
Through his position as a stockholder in Auto Chance International Limited, Chen Si Qiang has the power to dispose of or direct the disposition of the 4,772,250 shares of Common Stock he owns in Auto Chance International Limited. As a result, Chen Si Qiang may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Chen Si Qiang disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Auto Chance International Limited.

2.
Through his position as a stockholder in Auto Chance International Limited, Wang Gui Quan has the power to dispose of or direct the disposition of the 675,000 shares of Common Stock he owns in Auto Chance International Limited. As a result, Wang Gui Quan may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Wang Gui Quan disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Auto Chance International Limited.

3.
Through his position as a stockholder in Auto Chance International Limited, Zhou Dian Chang has the power to dispose of or direct the disposition of the 375,000 shares of Common Stock he owns in Auto Chance International Limited. As a result, Zhou Dian Chang may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Zhou Dian Chang disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Auto Chance International Limited.

4.
Through his position as a stockholder in Auto Chance International Limited, Mai Xiao Fu has the power to dispose of or direct the disposition of the 1,125,000 shares of Common Stock he owns in Auto Chance International Limited. As a result, Mai Xiao Fu may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Mai Xiao Fu disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Auto Chance International Limited.

5.
Through his position as a stockholder in Auto Chance International Limited, Yang Hong Tao has the power to dispose of or direct the disposition of the 276,375 shares of Common Stock he owns in Auto Chance International Limited. As a result, Yang Hong Tao may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Yang Hong Tao disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Auto Chance International Limited.

6.
Through his position as a stockholder in Auto Chance International Limited, Yu Zhi Yang has the power to dispose of or direct the disposition of the 276,375 shares of Common Stock he owns in Auto Chance International Limited. As a result, Yu Zhi Yang may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Yu Zhi Yang disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Auto Chance International Limited.

7.	Represents each individual’s indirect ownership of the 7,500,000 shares of Auto Chance International Limited.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the above identified persons has:

(1)  Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)  Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)  Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)  Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Share Exchange, Chen Si Qiang, Zhou Dian Chang, Mai Xiao Fu and Chen Ran will become directors of the Company, and each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. Auto Chance International Limited, who will be a 10% holder of the Company’s common stock, following the Share Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

Certain Relationships and Related Transactions

Xinyang Hong Chang Pipeline Gas Co. Ltd., an original shareholder of Henan Jinding Chemical Industry Co., Ltd., a wholly owned operating subsidiary of Kinfair, (“Jinding”) loaned $1,122,614 (includes outstanding principal and interest as of October 1, 2006) to Kinfair. The loan was made to Kinfair and does not accrue any interest nor does it have a maturity date. Kinfair plans to repay the loan in full in the near future.

As is customary with companies in China, Kinfair requires its employees to pay Kinfair a one-time security deposit of RMB 1000-2000 (depending on the title and position of the employee) as part of the employees’ term of employment. At the time an employee leaves Kinfair, assuming proper notice to Kinfair was given in accordance with his/her labor contract with Kinfair, this security deposit is returned to such employees.

Given that Kinfair’s sales are throughout China, at any time an employee travels on behalf of Kinfair, Kinfair provides such employee with a cash advance to cover his/her anticipated travel costs and expenses.

MANAGEMENT OF THE COMPANY

Board of Directors and Management Prior to the Share Exchange

The Company’s Bylaws provide that it shall have a minimum of one director on the Board of Directors at any time. Vacancies, resulting from the resignation or removal of directors for cause or without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the closing of the Share Exchange are as follows:

Name	Age	Position
James Tubbs	45	President, Chief Executive Officer, Chairman

The above-named director served as directors prior to the closing of the Share Exchange, and Mr. Tubbs will resign as Director immediately effective upon the 10th day following the mailing of this Information Statement.

James Tubbs. Mr. Tubbs is the Company’s founder and has served as President and Chief Executive Officer as well as Chairman of the Board of Directors since the Company’s inception in 2004. Prior to that time, he was a real estate broker with Century 21 from May 2002 to October 2004. In addition, from February 2002 to November 2004, he was employed with Triple Triple, where he acted as the business management for Olympic Gold Medalist Sarah Hughes. From 1998 to 2001, Mr. Tubbs served as the Executive Vice President of Fantasy Sports Net, Inc., an interactive fantasy sports site that he co-founded. From June 1996 to December 201, Mr. Tubbs was also the Chief Operating Officer of Teltran International Group, Inc.

During the year ended December 31, 2005, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

Committees of the Board of Directors

Currently, the Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Share Exchange.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After the Share Exchange

The following identifies each of the directors and executive officers of the Company who will take office following the expiration of the ten day time period following the mailing of this Information Statement. Prior to the execution of the Share Exchange, none of the directors to be appointed at or following the Share Exchange were an officer or director of or held any position with the Company, nor were they known to own any shares of the Company’s Common Stock.

Name	Age	Position(s) With the Company
Chen Si Qiang	44	Chairman of the Board, Chief Executive Officer

Wang Gui Quan	39	Director, President

Zhou Dian Chang	42	Director

Mai Xiao Fu	45	Director

Chen Ran	35	Director

David Tang	40	Chief Financial Officer

Li Dong Lai	42	Vice President

Wu Peng	42	Vice President

Wang Xiang Fu	41	Vice President

Chen Si Qiang. Mr. Chen has been the Chairman of the Board of Directors of Jinding since 2003. From 2000 to present, he served as the Chairman of the Board of Directors of Xinyang Hongchang Channel Gas Engineering Company Limited. From 1999 to 2000, Mr. Chen served as the Chairman to Xinyang City Channel Gas Company.

Wang Gui Quan. Mr. Wang has been a director of Jinding since 2003 and the General Manager and Secretary of Jinding since October 2003. From May 1998 to September 2003, Mr. Wang was the Factory Director and Vice Secretary of Xixian Chemical Fertilizer.

Zhou Dian Chang. Mr. Zhou has been the Chairman of the Board of Directors of Jinding since November 2004. From August 2004 to November 2004, he served as Deputy General Manager of the Xinyang Hongchang Group. From August 1997 to August 2004, Mr. Zhou served as the General Manager of the Henan Xinyang Real Estate Trading Center.

Mai Xiao Fu. Mr. Mai has been a director of Jinding since 2003. From June 2000 to 2003, he served as the General Manager of Jiyuang Huixing Coal Co., Ltd.

Chen Ran. Mr. Chen has been a director of Jinding since 2006. From 1997 to present, he served as the Manager of the Engineering Department at Xinyang Hongchang Channel Gas Engineering Company Ltd.

David Tang. Mr. Tang has been the Chief Financial Officer of the Company since 2006. From 2004 to present, he served as the Chief Financial Consultant of Beijing HuanYa Investment Consulting Corp. From 2002 to 2004 he served as the Chief Financial Officer of the Rain Ball Group. From 2000 to 2002, Mr. Tang served as the Vice Finance Officer of the TCL Group.

Li Dong Lai. Mr. Li has been the Chief Financial Officer of Jinding since September 2003. From October 1999 to August 2003, he served as the Vice Finance to Controller of the Xinyang Tianti Mining Development Co., Ltd.

Wu Peng. Mr. Wu has been the standing Deputy General Manager of Jinding since 1996. He has been involved in Jinding from 1990 since the Company’s days as the Luoshan Chemical Fertilizer Factory.

Wang Xiang Fu. Mr. Wang has been the Deputy General Manager of Jinding since 1987.

None of the above has received any compensation from the Company prior to the Share Exchange, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

Indebtedness of Management

None.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to all executive officers and other key employees of Kinfair who were serving as of March 31, 2006, for services in all capacities.

		Annual Compensation			Awards	Long-Term Compensation Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Comp- ensation	Restricted Stock Awards ($)	Securities Under-lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Chen Si Qiang	2005 2004 2003	22,500 22,500 22,500	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
David Tang	2005 2004 2003	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Wang Gui Quan	2005 2004 2003	15,000 15,000 15,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Zhou Dian Chang	2005 2004 2003	18,750 18,750 18,750	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Mai Xiao Fu	2005 2004 2003	15,000 15,000 15,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Chen Ran	2005 2004 2003	10,000 10,000 10,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Li Dong Lai	2005 2004 2003	10,000 10,000 10,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Wu Peng	2005 2004 2003	10,000 10,000 10,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Wang Xiang Fu	2005 2004 2003	10,000 10,000 10,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Employment Agreements

Jinding has an employment contract, dated April 27, 2006, by and between Henan Jinding Chemical Industry Co., Ltd and Mr. Wang Xiang Fu. Mr. Wang serves as the Company’s Deputy General Manager for a period of five (5) years until April 30, 2011.

Jinding has an employment contract, dated September 28, 2003, by and between Henan Jinding Chemical Industry Co., Ltd. and Mr. Li Dong Lai. Mr. Li serves as the Company’s Deputy General Manager for a period of five (5) years until September 30, 2008.

Jinding has an employment contract, dated April 28, 2006, by and between Henan Jinding Chemical Industry Co., Ltd. and Mr. Wu Peng. Mr. Wu serves as the Company’s Deputy General Manager for a period of five (5) years until April 30, 2011.

OPTION/SARs GRANTS IN LAST FISCAL YEAR

The following table sets forth the grant of stock options made as of September 30, 2006 to the persons named in the Summary Compensation Table:

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Period	Exercise Price per Share	Expiration Date
None

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth information with respect to unexercised stock options held by the persons named in the Summary Compensation Table at September 30, 2006.

	Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in- the-Money Options at Fiscal Year-End($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
None

LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

The following table sets forth information with respect to awards made to persons named in the Summary Compensation Table pursuant to a long-term incentive plan in the fiscal year ending March 31, 2006.

Name	Number of Shares, Units or Other Rights	Performance or Other Period Under Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
			Threshold	Target	Maximum

None	0	0	0	0	0

Compensation of Directors

The independent Directors of Kinfair are reimbursed for out-of-pocket expenses in connection with attendance at Board of Directors’ and/or Board committee meetings. Kinfair may establish other compensation plans (e.g. options, cash for attending meetings, etc.) in the future.

LITIGATION

In the normal course of business, we are named as defendant in lawsuits in which claims are asserted against us. In our opinion, the liabilities, if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on our financial position, results of operations or cash flows. As of September 1, 2006, there is no outstanding litigation.

INDEMNIFICATION POLICY

Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

On the tenth day following the mailing of this Information Statement to the Company’s stockholders, Chen Si Qiang, Zhou Dian Chang, Mai Xiao Fu and Chen Ran will serve as directors of the Company, and along with Wang Gui Quan, constitute the entire board of the directors of the Company. On the tenth day following the mailing of this Information Statement to the Company’s stockholders, Chen Si Qiang, Li Dong Lai, David Tang, Wu Peng and Wang Xiang Fu will be appointed as officers of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors

October 13, 2006
Wang Gui Quan
President